

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2022

Zheng Yuan
Chief Financial Officer
Embrace Change Acquisition Corp.
5186 Carroll Canyon Rd
San Diego, CA 92121

> **Re: Embrace Change Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2022**
> **File No. 333-265184**

Dear Ms. Yuan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 2, 2022 letter.

Amendment No. 1 to Registration Statement on Form S-1 filed June 7, 2022

Cover Page

1. We note the statement in your response letter that "[b]ecause the Company is located in the United States, a majority of its officers and directors are in the United States (and the two members of management who are in China are French citizens)… there are no risks associated with Chinese laws or regulations." We note similar statements on pages 2 and 3. However, we note that your previous correspondence letter dated December 30, 2021 and your disclosure on the cover page and page 2 suggest that a majority of your officers and directors have significant ties to China/HK. Please revise to disclose, if true, that a majority of your officers or directors have significant ties to China/HK. If a majority of your officers and directors have such ties, please revise to provide disclosures requested in

the comments from our letter dated June 2, 2022, as applicable.

General

2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Please contact Shih-Kuei Chen at 202-551-7664 or James Lopez at 202-551-3536 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Giovanni Caruso, Esq.